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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14D-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.         )

DONEGAL GROUP INC.

(Name of Subject Company (Issuer))

GREGORY MARK SHEPARD

(Name of Filing Persons (Offeror))
CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
257701300
(CUSIP Number of Class of Securities)

GREGORY MARK SHEPARD

7028 Portmarnock Place

Bradenton, FL 34202

(941) 306-5368

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications

on Behalf of Filing Person)

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**

$28,879,080	$3,939.11

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the transaction valuation was calculated on the basis of the purchase of 962,636 shares of Donegal Group Inc. Class B common stock at the Tender Offer price of $30.00 per share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and Fee Rate Advisory No. 1 for fiscal year 2013 issued by the Securities and Exchange Commission on August 31, 2012, by multiplying the transaction value by 0.0001364.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Parties:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a Tender Offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party Tender Offer subject to Rule 14d-1.
☐	issuer Tender Offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13 D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the Tender Offer:   ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Gregory Mark Shepard, a Florida resident (“Offeror”). This Schedule TO relates to the offer by Offeror to purchase, for cash, 962,636 shares of Class B common stock, par value $0.01 per share (“Class B Shares”), or, such lesser number of shares as are properly tendered and not properly withdrawn, of Donegal Group Inc., a Delaware corporation (the “Company”), at a price of $30.00 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 20, 2013 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

As permitted by General Instruction F to Schedule TO, the information set forth in the entire Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided herein.

As permitted by General Instruction G to Schedule TO, this Schedule TO is also an amendment to the statement on Schedule 13D originally filed on July 12, 2010, as subsequently amended, by Offeror.

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference to all items of this Schedule TO, except those items as to which information is specifically provided herein.

CUSIP No.	257701201 257701300

1		NAMES OF REPORTING PERSONS Gregory M. Shepard

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		Class A 3,602,900; Class B 397,100

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		Class A 3,602,900; Class B 397,100

WITH	10	SHARED DISPOSITIVE POWER

-0-

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Class A 3,602,900; Class B 397,100

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Class A 17.97%; Class B 7.12%

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

ITEM 1.    SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

ITEM 2.    SUBJECT COMPANY INFORMATION.

(a)    Name and Address.    The subject company is Donegal Group Inc., a Delaware corporation. Donegal Group’s principal executive offices are located at 1195 River Road, Marietta, Pennsylvania 17547, and its telephone number at that address is (717) 426-1931.

(b)    Securities.    As of March 1, 2013, there were 20,050,649 shares of Donegal Group’s Class A common stock, par value $0.01 per share, issued and outstanding, of which Donegal Mutual Insurance Company owned 7,755,953 shares, Gregory M. Shepard owned 3,602,900 shares and other public shareholders owned 8,691,796 shares. As of March 1, 2013, there were 5,576,775 shares of Donegal Group’s Class B common stock, par value $0.01 per share, issued and outstanding, of which Donegal Mutual Insurance Company owned 4,217,039 shares, Shepard owned 397,100 shares and other public shareholders owned 962,636 shares.

(c)    Trading Market and Price.   The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Section 6—PRICE RANGE OF SHARES; DIVIDENDS”

ITEM 3.    IDENTITY AND BACKGROUND OF THE FILING PERSON.

(a)      Name and Address.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Section 9—CERTAIN INFORMATION CONCERNING OFFEROR”

“Section 11—Background of the Offer; Contacts with the Company”

(b)    Background of Filing Person.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Section 9—CERTAIN INFORMATION CONCERNING OFFEROR”

“Section 11—Background of the Offer; Contacts with the Company”

(c)    Business and Background of Natural Persons.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Section 9—CERTAIN INFORMATION CONCERNING OFFEROR”

“Section 11—Background of the Offer; Contacts with the Company”

ITEM 4.    TERMS OF THE TRANSACTION.

(a)    Material Terms.    The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)    Transactions.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Section 9—CERTAIN INFORMATION CONCERNING OFFEROR”

“Section 11—Background of the Offer; Contacts with the Company”

(b)    Significant Corporate Events.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Section 8—CERTAIN INFORMATION CONCERNING THE COMPANY”

“Section 9—CERTAIN INFORMATION CONCERNING OFFEROR”

“Section 11—Background of the Offer; Contacts with the Company”

ITEM 6.    PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS.

(a)    Purpose.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“INTRODUCTION”

“Section 11—Background of the Offer; Contacts with the Company”

(c) (1)-(7)  Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Section 7—Possible Effects of the Offer on the Market for Common Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations”

“Section 11—Background of the Offer; Contacts with the Company”

“Section 12—PURPOSE of the Offer; PLANS FOR the Company; CERTAIN CONSIDERATIONS”

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)    Source of Funds.    The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Section 9—CERTAIN INFORMATION CONCERNING OFFEROR”

(b)    Conditions. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Section 14—CONDITIONS OF THE OFFER”

(d)    Financing.    The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Section 9—CERTAIN INFORMATION CONCERNING OFFEROR”

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)    Securities Ownership.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“INTRODUCTION”

“Section 9—CERTAIN INFORMATION CONCERNING OFFEROR”

(b)    Securities Transactions.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“INTRODUCTION”

“Section 9—CERTAIN INFORMATION CONCERNING OFFEROR”

ITEM 9.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)    Solicitations or Recommendations.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“INTRODUCTION”

“Section 16—FEES AND EXPENSES”

ITEM 10.    FINANCIAL STATEMENTS.

(a)    Financial Information.    Not applicable.

(b)    Pro Forma Information.    Not applicable.

ITEM 11.    ADDITIONAL INFORMATION.

(a)    Agreements, Regulatory Requirements and Legal Proceedings.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“Section 11—Background of the Offer; Contacts with the Company”

“Section 14—CONDITIONS OF THE OFFER”

“Section 15—CERTAIN LEGAL MATTERS; REGULATORY APPROVALS”

(b)    Other Material Information.    The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

ITEM 12.    EXHIBITS

(a)(1)(A)	Offer to Purchase, dated March 20, 2013.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(F)	Summary Advertisement as published in Investor’s Business Daily on March 20, 2013.

(a)(1)(G)	Text of press release regarding offer issued by Offeror, dated March 20, 2013.

(b)	Not Applicable

(d)(1)	Not Applicable.

(d)(2)	Not Applicable.

(d)(3)	Not Applicable.

(e)	Not Applicable.

(f)	Not Applicable.

The information set forth in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/ S / Gregory Mark Shepard

EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT

(a)(1)(A)	Offer to Purchase, dated March 20, 2013.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(F)	Summary Advertisement as published in Investor’s Business Daily on March 20, 2013.

(a)(1)(G)	Text of press release regarding offer issued by Offeror, dated March 20, 2013.

(b)	Not Applicable.

(d)(1)	Not Applicable.

(d)(2)	Not Applicable.

(d)(3)	Not Applicable.

(e)	Not Applicable.

(f)	Not Applicable.